UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Development of the Functional Skincare Business

On September 3, 2024, Shenzhen Vande Technology Co., Limited (“Vande”) a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Meiwu Technology Company Limited, a British Virgin Islands company (the “Company”), incorporated a limited liability company under the laws of People’s Republic of China with the name of Xiamen Chunshang Health Technology Co., Ltd. (the “Chunshang Xiamen”). As previously disclosed, the Company was planning to implement a strategic transition in its business to expand into the sales of functional skincare products. In addition to the preliminary steps it took to acquire certain trademarks for certain skincare products and enter into letters of intent with distributors, the Company, through Chunshang Xiamen, has entered into sales agreement with a client in the last quarter of 2024 to sell certain functional skincare products manufactured by the third-party manufacturer engaged by Chunshang Xiamen for RMB 250,000.

Entry into Material Agreements

On December 10, 2024, Guogangtong Trading (Shenzhen) Co., Ltd. (“WFOE”), the wholly owned subsidiary of Vande entered into an agreement (the “Termination Agreement”) with Meiwu Zhishi Technology (Shenzhen) Co., Ltd. (“Meiwu Zhishi” or “VIE”), VIE’s shareholders to terminate of a series of contractual arrangements (“VIE Agreements”) by and among the VIE, the WFOE, and shareholders of the VIE.

A copy of the English translation of the Termination Agreement is attached hereto as Exhibit 10.1. The foregoing description of the Termination Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement.

On December 24, 2024, the Company, Magnum International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Magnum”) and an individual that is not affiliated with the Company or any of its directors or officers (the “Purchaser”) entered into a certain share transfer agreement (“Magnum Disposition Agreement”). Pursuant to the Magnum Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Magnum for $10. On 2024, the transaction contemplated therein (the “Magnum Disposition”) was closed, and the Purchaser became the sole shareholder of Magnum and as a result, assume all assets and liabilities of Magnum and subsidiaries owned or controlled by Magnum.

A copy of the Magnum Disposition Agreement is attached hereto as Exhibit 10.2. The foregoing description of the Magnum Disposition Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Magnum Disposition Agreement.

On December 24, 2024, the Company, Xinfuxin International Holdings Limited, a British Virgin Islands company with limited liabilities and a wholly owned subsidiary of the Company (“Xinfuxin”) and the same Purchaser entered into a certain share transfer agreement (“Xinfuxin Disposition Agreement”, collectively with the Termination Agreement and Magnum Disposition Agreement, the “Agreements”). Pursuant to the Xinfuxin Disposition Agreement, the Purchaser agreed to purchase all the equity interests of Xinfuxin for $10. On December 31, 2024, the transaction contemplated therein (the “Xinfuxin Disposition”) was closed, and the Purchaser became the sole shareholder of Xinfuxin and as a result, assume all assets and liabilities of Xinfuxin and subsidiaries owned or controlled by Xinfuxin.

A copy of the Xinfuxin Disposition Agreement is attached hereto as Exhibit 10.3. The foregoing description of the Xinfuxin Disposition Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Xinfuxin Disposition Agreement.

Below is a diagram that illustrates the Company’s corporate structure immediately prior to closing of the transactions contemplated by the Agreements:

*

(1) The 49% equity interests of Wude Shanghai are owned by Shenzhen Heme Enterprise Consulting Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC

(2) The 49% equity interests of Heme Brand are owned by Yafang Liu (25%) and Guoming Huang (24%)

(3) The 30% equity interests of Jiayuan Liquor are owned by Kun Xu (21%) and Xi ‘an Senli Huinong Agricultural Technology Co. Ltd. (9%)

(4) The 40% equity interests of Heme Yulin are owned by Taotao Shu

Below is a diagram that illustrates the Company’s corporate structure immediately after the closing of the transactions contemplated by the Agreements:

Forward-Looking Statements:

Certain statements in this Current Report on Form 6-K contain forward-looking statements regarding, among other things, the Company’s plans, strategies and prospects, both business and financial. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in Company’s filings with the SEC. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that their objectives or plans will be achieved. the Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report. Except to the extent required by applicable laws and regulations, the Company has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this current report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Description
10.1	English Translation of the Termination Agreement, dated December 10, 2024
10.2	The Share Transfer Agreement by and between the Company, Magnum and the Purchaser, dated December 24, 2024
10.3	The Share Transfer Agreement by and between the Company, Xinfuxin and the Purchaser, dated December 24, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Changbin Xia
Changbin Xia
Chairman

Date: December 31, 2024